SKADDEN, ARPS, SLATE, MEAGHER & FLOM (SINGAPORE) LLP
6 BATTERY ROAD, SUITE 23-02 SINGAPORE 049909 TEL: (65) 6434-2900 FAX: (65) 6434-2988 www.skadden.com

AFFILIATE OFFICES

—————-

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

—————-

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

September 27, 2021

Confidential

Ms. Kathryn Jacobsen

Mr. Edwin Kim

Mr. Robert Littlepage

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TDCX Inc. (CIK No. 0001803112)

Registration Statement on Form F-1

Dear Ms. Jacobsen, Mr. Edwin Kim, Mr. Littlepage and Ms. Woo:

On behalf of our client, TDCX Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with estimated price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering shortly hereafter, and request that the Staff declare the effectiveness of the Registration Statement on or about September 30, 2021. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

1

Further, the Company respectfully submits that it has included a presentation in Exhibit A in response to Comment 19 from the Staff’s Comments dated March 12, 2020. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

*             *            *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +65 6434-2980 or via e-mail at rajeev.duggal@skadden.com.

Very truly yours,

/s/ Rajeev Duggal
Rajeev Duggal

2

Exhibit A

3

INVESTOR PRESENTATION September 2021 WINNER OF OVER 270 INDUSTRY AWARDS 1INVESTOR PRESENTATION September 2021 WINNER OF OVER 270 INDUSTRY AWARDS 1

DISCLAIMER This presentation is made pursuant to Section 5(d) of the Securities Act of 1933, as amended, and is intended solely for potential investors that are either qualified institutional buyers or institutions that are accredited investors (as such terms are defined under Securities and Exchange Commission (“SEC”) rules) solely for the purposes of familiarizing such investors with TDCX Inc. (the “Company”) and its subsidiaries and determining whether such investors might have an interest in a securities offering contemplated by the Company. By proceeding to review this presentation you confirm that you or your organization is a qualified institutional buyer or accredited investor. Any offering of securities will only be made by means of registration statement (including a prospectus) filed with the SEC, after such registration statement becomes effective. A registration statement has been filed with the SEC but has not yet become effective as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation is provided solely by the Company acting in its own capacity and on behalf of its subsidiaries and their associated undertakings and their businesses, which include TDCX Holdings Pte Ltd (formerly Agorae Pte Ltd) and its subsidiaries. By receiving, accepting or reviewing this presentation, the recipient, its affiliates or its representatives (collectively, “Recipient”) agrees, undertakes, confirms and acknowledges the following: Strictly confidential These materials, their contents, together with any accompanying oral discussion is provided on a confidential basis solely to the Recipient. The Company discloses this presentation to the Recipient subject to the confidentiality acknowledgement and undertaking made by the Recipient. The Recipient undertakes not to disclose, distribute, reproduce, quote or refer to this presentation in whole or in part for any purpose. The Recipient shall procure that all of its officers, directors, employees, representatives, advisors and agents shall comply with the restrictions and obligations agreed by the Recipient hereby. Indicative This presentation is for discussion only and reflects prevailing conditions, opinions and views as of 13 September 2021, which is subject to change. Neither the Company nor any other party acting on the Company’s behalf undertakes to the Recipient, and is not obliged to, update, revise, reaffirm or supplement the Confidential Material. The Recipient should not rely on any representation or undertaking contained in the Confidential Material. The Confidential Material has not been independently verified, is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. Forward-looking statements This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company or any other party acting on the Company’s behalf of any other person that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Non-IFRS Financial Measures This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ( IFRS ) including EBITDA, EBITDA margin and EBITDA per Employee. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company's financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. No representation In preparing this presentation, the Company and any other party acting on the Company’s behalf has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. Neither the Company nor any other party acting on the Company’s behalf warrants or guarantees the performance of the Company, its assets, business, any financial product or any return associated with any investment. Neither the Company nor any other party acting on the Company’s behalf makes any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and are not under any obligation to update the document, correct any inaccuracies or provide the Recipient with access to any additional material and reserve the right to amend or replace the same at any time upon their sole discretion. The Company and any party acting on its behalf disclaims all liability from any loss (whether direct, indirect or consequential and including, without limitation, in negligence) howsoever arising from, or in connection with the access to this presentation and any use the Recipient makes of this presentation. The Recipient receives the Confirmation Material at its own risk. No advice and not an offer Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. This presentation does not constitute a prospectus and is not an offer or invitation to buy or sell any securities, nor shall part, or all, of this presentation form the basis of, or be relied on in connection with, any contract or investment decision in relation to any securities. Furthermore, this presentation is not an offer of securities for sale in the United States, Singapore or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering in the United States may be made only by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. Any offer or sale of securities in a given jurisdiction is subject to the applicable laws of that jurisdiction. No assurance is given that any transactions can or will be arranged or agreed. Before entering into any transaction, the Recipient should obtain independent accounting, tax, legal, investment and financial advice and should consider the suitability of the transaction to the Recipient’s particular circumstances without reliance on this presentation, which includes this presentation (and any associated oral discussion), and independently review, investigate and analyze (with professional advisers, as necessary) the specific financial and other risks, security arrangements and cash flows associated with the proposed transaction as well as any legal, regulatory, credit, tax and accounting consequences and should carefully consider, in addition to other matters, the risk factors and the investment considerations contained in any final transaction documentation. No fiduciary or similar relationship Nothing in this presentation creates or is intended to create a fiduciary or agency relationship or duties or a relationship of partnership, agency, joint venture or trust, between the Company or any other party acting on the Company’s behalf and the Recipient or its officers, stakeholders, employees or creditors. The receipt of this presentation by any Recipient is not to be taken as constituting the giving of investment or other advice to that Recipient by any party. This presentation has been prepared solely for information use during the Company’s presentation, and may not be taken away, reproduced or redistributed to any other person. By attending and/or reading this presentation, you represent and warrant that you are an institutional investor (as defined in Section 4A(1) of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), a relevant person (as defined in Section 275(2) of the SFA read with Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018) or a person referred to in Section 275(1A) of the SFA and agree to be bound by the foregoing restrictions. 2DISCLAIMER This presentation is made pursuant to Section 5(d) of the Securities Act of 1933, as amended, and is intended solely for potential investors that are either qualified institutional buyers or institutions that are accredited investors (as such terms are defined under Securities and Exchange Commission (“SEC”) rules) solely for the purposes of familiarizing such investors with TDCX Inc. (the “Company”) and its subsidiaries and determining whether such investors might have an interest in a securities offering contemplated by the Company. By proceeding to review this presentation you confirm that you or your organization is a qualified institutional buyer or accredited investor. Any offering of securities will only be made by means of registration statement (including a prospectus) filed with the SEC, after such registration statement becomes effective. A registration statement has been filed with the SEC but has not yet become effective as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation is provided solely by the Company acting in its own capacity and on behalf of its subsidiaries and their associated undertakings and their businesses, which include TDCX Holdings Pte Ltd (formerly Agorae Pte Ltd) and its subsidiaries. By receiving, accepting or reviewing this presentation, the recipient, its affiliates or its representatives (collectively, “Recipient”) agrees, undertakes, confirms and acknowledges the following: Strictly confidential These materials, their contents, together with any accompanying oral discussion is provided on a confidential basis solely to the Recipient. The Company discloses this presentation to the Recipient subject to the confidentiality acknowledgement and undertaking made by the Recipient. The Recipient undertakes not to disclose, distribute, reproduce, quote or refer to this presentation in whole or in part for any purpose. The Recipient shall procure that all of its officers, directors, employees, representatives, advisors and agents shall comply with the restrictions and obligations agreed by the Recipient hereby. Indicative This presentation is for discussion only and reflects prevailing conditions, opinions and views as of 13 September 2021, which is subject to change. Neither the Company nor any other party acting on the Company’s behalf undertakes to the Recipient, and is not obliged to, update, revise, reaffirm or supplement the Confidential Material. The Recipient should not rely on any representation or undertaking contained in the Confidential Material. The Confidential Material has not been independently verified, is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. Forward-looking statements This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company or any other party acting on the Company’s behalf of any other person that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Non-IFRS Financial Measures This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ( IFRS ) including EBITDA, EBITDA margin and EBITDA per Employee. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company's financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. No representation In preparing this presentation, the Company and any other party acting on the Company’s behalf has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. Neither the Company nor any other party acting on the Company’s behalf warrants or guarantees the performance of the Company, its assets, business, any financial product or any return associated with any investment. Neither the Company nor any other party acting on the Company’s behalf makes any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and are not under any obligation to update the document, correct any inaccuracies or provide the Recipient with access to any additional material and reserve the right to amend or replace the same at any time upon their sole discretion. The Company and any party acting on its behalf disclaims all liability from any loss (whether direct, indirect or consequential and including, without limitation, in negligence) howsoever arising from, or in connection with the access to this presentation and any use the Recipient makes of this presentation. The Recipient receives the Confirmation Material at its own risk. No advice and not an offer Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. This presentation does not constitute a prospectus and is not an offer or invitation to buy or sell any securities, nor shall part, or all, of this presentation form the basis of, or be relied on in connection with, any contract or investment decision in relation to any securities. Furthermore, this presentation is not an offer of securities for sale in the United States, Singapore or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering in the United States may be made only by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. Any offer or sale of securities in a given jurisdiction is subject to the applicable laws of that jurisdiction. No assurance is given that any transactions can or will be arranged or agreed. Before entering into any transaction, the Recipient should obtain independent accounting, tax, legal, investment and financial advice and should consider the suitability of the transaction to the Recipient’s particular circumstances without reliance on this presentation, which includes this presentation (and any associated oral discussion), and independently review, investigate and analyze (with professional advisers, as necessary) the specific financial and other risks, security arrangements and cash flows associated with the proposed transaction as well as any legal, regulatory, credit, tax and accounting consequences and should carefully consider, in addition to other matters, the risk factors and the investment considerations contained in any final transaction documentation. No fiduciary or similar relationship Nothing in this presentation creates or is intended to create a fiduciary or agency relationship or duties or a relationship of partnership, agency, joint venture or trust, between the Company or any other party acting on the Company’s behalf and the Recipient or its officers, stakeholders, employees or creditors. The receipt of this presentation by any Recipient is not to be taken as constituting the giving of investment or other advice to that Recipient by any party. This presentation has been prepared solely for information use during the Company’s presentation, and may not be taken away, reproduced or redistributed to any other person. By attending and/or reading this presentation, you represent and warrant that you are an institutional investor (as defined in Section 4A(1) of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), a relevant person (as defined in Section 275(2) of the SFA read with Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018) or a person referred to in Section 275(1A) of the SFA and agree to be bound by the foregoing restrictions. 2

TODAY’S PRESENTERS Laurent Junique Tze Neng Chin Jason Lim Edward Goh Chief Executive Officer Chief Financial Officer EVP Corporate Head of Investor Relations Development 3TODAY’S PRESENTERS Laurent Junique Tze Neng Chin Jason Lim Edward Goh Chief Executive Officer Chief Financial Officer EVP Corporate Head of Investor Relations Development 3

TDCX'S COMPETITIVE ADVANTAGES

Multi-Geographical Presence Serving High Growth Clients

- ✓ Pan Asia Footprint + Spain, Colombia & Romania — **10** Geographies
- ✓ Successful Offshore Operations — **>90%** of agents are based in Southeast Asia
- ✓ Focus on High Growth New Economy Clients — **92%** 1H 2021 Revenue from New Economy Clients

Agile Business Model Providing Complex and Tailored Services

- ✓ Focus on Complex Services — **>60%** of employees are college or university graduates
- ✓ Domain Expertise — Employees with a deep understanding of fast growing verticals
- ✓ Cutting Edge Technology — Proprietary technologies with data analytics capabilities

Unique Culture Aligned with Clients with a Strong Focus on Talent & Innovation

- ✓ Better employee outcomes — **25% v. 30-34%** 2020 voluntary attrition rate (TDCX vs. industry avg.); **89%** 2021 Employee Satisfaction Score
- ✓ Better employee Through-put — **\$10.3k v. \$5.2k**[1] 2020 EBITDA per Employee (TDCX vs. CX Peers)
- ✓ Culture Aligned With Tech Clients



Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
Note: FX rate of 1 US\$ = 1.344 SG\$ assumed in converting financials from Singapore dollar to US dollar.
[1] Based on average of FY2020 EBITDA per employee for CX peers.

4

GROWTH DRIVERS OF OUR BUSINESS

Favourable Trends in Outsourced CX Services Market

- Increasing demand for CX services especially
  - In Southeast Asia
  - From New Economy clients



CAGR: 7.0%
16A-25E CAGR
7.7
0.9
6.8
10.2
2.3
7.9
14.1
4.3
9.8
19.0%
4.1%
2016A
2020A
2025E
New Economy[1]
Traditional Economy

Focus on Supporting New Economy Clients

- Attractive client base of market leaders in fast-growing industries

Leading Streaming Platform	Leading Search Engine Company
Global Payments Platform	Leading Regional E-Commerce Platform
Leading Video Game Developer	Leading International Airline

Strong Regional Footprint

10 Geographies — Pan-Asian footprint in Singapore, Malaysia, Thailand, Philippines, China, Japan, and India[2], and offices in Spain, Colombia[2] and Romania[2]

>20 Languages — English, key Asian and Asian "unicorn" languages

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Frost & Sullivan.
Note: Market sizing based on delivery locations which includes both onshore and offshore data.
[1] "New Economy" refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.
[2] India and Colombia are new offices opened in 2020 while Romania is a new office established in 2021. TDCX entered into the first MSA to provide services from the Colombia office in July 2021. As of June 30, 2021, TDCX had not yet commenced operating any campaigns.

5

WE OFFER A BROAD SPECTRUM OF SOLUTIONS TAILORED TO OUR CLIENTS' NEEDS

	Omnichannel CX Solutions	Sales and Digital Marketing Services	Content Monitoring and Moderation Services
Services and Solutions	• **Highly tailored services for complex interactions** such as technical support for software and sales campaigns • Inbound and outbound contacts covering the **entire customer life cycle** • **Extensive network of delivery centers** with talent proficient in >20 languages	• **Developing online advertising campaigns** for key clients and SMEs • **Optimizing advertising campaign** key words and target demographics • Analytical capabilities that **provide business insights** through user-friendly data visualizations	• **Providing a human touch to content monitoring** and moderation services • **Review of social media platforms** for content that violates terms of service • **Good understanding of local languages** and political and social context of social media exchanges to ensure effective service offerings
1H21 Revenue Contribution[1] (FY18 – FY20 CAGR)	63% (54%)	19% (24%)	17% (136%)
Select Clients	Leading International Airline; Multinational Food & Beverage Company; Global Payments Platform; airbnb	Leading Search Engine Company	

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.

[1] Excludes Other service fees (1%) which include revenues classified in the Consolidated Financial Statements as workspace, payroll outsourcing and other services

6

WE HAVE A STRONG GLOBAL PRESENCE IN 10 KEY GEOGRAPHIES



SPAIN
ROMANIA
CHINA
JAPAN
THAILAND
INDIA
PHILIPPINES
MALAYSIA
SINGAPORE
COLOMBIA

1H21 Revenue Breakdown by Geography



Japan 5.9%
China 1.9%
Spain 1.2%
Thailand 12.8%
Singapore 27.0%
Philippines 25.5%
Malaysia 25.7%

13,308 Employees Globally (as of June 30, 2021)

	Singapore	Malaysia	Thailand	Philippines	Spain	China	Japan	Colombia[2]	India[2]	Romania[2]	Overall
Employees	1,362	3,722	1,902	5,464	90	331	411	9	15	2	13,308
FY20 Revenue / Employee[1]	US$76k	US$30k	US$29k	US$20k	US$51k	US$20k	US$64k	-	-	-	US$31k

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar.
[1] Revenue per employee based on FY2020 revenue for each geography divided by average number of employees for the respective geography as of FY2019 and FY2020.
[2] India and Colombia are new offices opened in 2020 while Romania is a new office established in 2021. TDCX entered into the first MSA to provide services from the Colombia office in July 2021. As of June 30, 2021, TDCX had not yet commenced operating any campaigns.

7

STRONG FINANCIAL PERFORMANCE



Revenue (US$m)
FY18 – FY20 CAGR: 55%
1H20 – 1H21 Growth: 20%
135
246
323
156
187
FY18
FY19
FY20
1H20
1H21



EBITDA[1] (US$m)
EBITDA Margin[2] (%)
30.6%
32.7%
32.9%
31.1%
31.1%
FY18 – FY20 CAGR: 61%
1H20 – 1H21 Growth: 20%
41
80
106
48
58
FY18
FY19
FY20
1H20
1H21



Profit for the period (US$m)
Profit for the period Margin[3] (%)
21.0%
22.2%
19.8%
18.4%
17.8%
FY18 – FY20 CAGR: 50%
1H20 – 1H21 Growth: 16%
28
55
64
29
33
FY18
FY19
FY20
1H20
1H21

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
Note: EBITDA and EBITDA Margin are non-IFRS measures that should not be considered in isolation or as a substitute for financial results reported under IFRS. FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar.
[1] EBITDA is defined as profit for the period before interest expense, interest income, income tax expense and depreciation expense.
[2] EBITDA margin is defined as EBITDA for the period as a percentage of revenue for the period.
[3] Profit for the period margin is defined as profit for the period as a percentage of revenue for the period.

8

01. OUR MARKET OPPORTUNITY 901. OUR MARKET OPPORTUNITY 9

TDCX'S CORE FOCUS IS ON CUSTOMER EXPERIENCE (CX) SERVICES

Overview of Outsourced Business Support Services Industry



Outsourcing Services
Information & Technology Outsourcing (ITO)
Knowledge Process Outsourcing (KPO)
Business Support Services (BSS)
TDCX
Focus
Supply Chain Management Outsourcing
Human Resource Outsourcing
Financial & Accounting Outsourcing
Customer Experience (CX)
• Customer services (in-bound) around help-desk and general enquiries
• CRM management, selling, marketing, content moderation and management, lead generation, presales / post sales assistance, cross sell services, customer retention management (out-bound)

Global CX Market Size (US$bn)

The New Economy global CX market grew at 24.7% CAGR from 2016 to 2020



CAGR: 4.4%
16A-25E CAGR
68.1
7.2
60.9
80.3
17.4
62.9
100.4
30.4
70.1
17.4%
1.6%
2016A
2020A
2025E
New Economy
Traditional Economy

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Frost & Sullivan.
Note: Market sizing based on delivery locations which includes both onshore and offshore data.

10

INCREASING DEMAND FOR CX SERVICES

Especially from New Economy Clients

Key Demand Drivers for CX Services

1. **Investments in digital transformation initiatives** to meet customer demand for comprehensive and consistent CX
2. Achieving greater operational efficiencies through **automation and advanced analytics**
3. **Increased focus by our clients on core activities** vs. CX which can be difficult and time-consuming
4. **Increased customer satisfaction** through better 24/7 and omnichannel customer support

Southeast Asia CX Market Size (US$bn)

- 92.2% of our 1H21 revenue was from New Economy clients
- >90% of our agents are based in Southeast Asia



16A-25E CAGR
CAGR: 7.0%
7.7
0.9
6.8
10.2
2.3
7.9
14.1
4.3
9.8
19.0%
4.1%
2016A
2020A
2025E
New Economy[1]
Traditional Economy

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Frost & Sullivan.
Note: Market sizing based on delivery locations in Southeast Asia with markets served including all major global end-markets and includes both onshore and offshore data.
[1] "New Economy" refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.

11

WELL-POSITIONED TO CAPITALIZE ON HIGHER GROWTH IN SOUTHEAST ASIA

Industry	Macro SEA Growth Drivers	Market Growth (2021E – 2025E CAGR)
Fintech		
Sharing Accommodation		
Retail E-Commerce Sales		
Digital Advertising Spend		
Online Gaming		

Macro SEA Growth Drivers

1. Increasing Urbanization in SEA **driving gains in standard of living, productivity, wages & purchasing power**



Urban Population in SEA
59.2 %
63.9 %
2015A
2024E

2. Growing Youth Population[1] in SEA **driving digital fluency and adoption of New Economy products & services**

50% of the world's 4.8 billion internet users are in Asia (2020)

~60% of the global middle class is expected to live in Asia by 2030

Market Growth (2021E – 2025E CAGR)



Fintech
31.6 %
22.4 %
Sharing Accommodation
23.6 %
18.4 %
Retail E-Commerce Sales
22.2 %
14.5 %
Digital Advertising Spend
12.5 %
15.3 %
Online Gaming
9.9 %
9.3 %
Southeast Asia
Global

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Frost & Sullivan.
[1] Youth population are those aged 15 – 29 years.

12

COMPETITIVE LANDSCAPE

Outsourced Business Support Services

CX Centric ⟷ ITO Centric

Predominately serving Traditional Companies

↓

Predominately serving New Economy Companies

Global Leaders / Traditional CX Companies

Teleperformance (each interaction matters), Webhelp, ttec, Concentrix, sitel group, VXI, TELUS International

Blended Voice, Non-voice CX Companies

genpact, EXL, WNS (Extending Your Enterprise)

Pure-Play Digital CX Service Companies

TDCX, TaskUs, voxpro[1], 24-7 INTOUCH

Traditional IT Services Companies

Capgemini, accenture, Cognizant

Pure-Play Digital Services Companies

epam, Globant, endava

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Frost & Sullivan.

[1] Voxpro is a subsidiary of Telus International.

13

TDCX HAS INDUSTRY LEADING GROWTH AND PROFITABILITY

FY18-FY20 Revenue CAGR



Median: 14%
Median: 15%
55%
39%
38%
37%
14%
14%
11%
11%
4%
27%
25%
20%
10%
4%
2%
TDCX
Concentrix
Telus Int'l
TaskUs
TTEC
Tele-performance
Genpact
WNS
EXLService
Endava
Globant
EPAM
Capgemini
Accenture
Cognizant
CX Centric
ITO Centric

FY20 EBITDA[1] Margins[2] and FY18-20 EBITDA CAGR



FY18-20 EBITDA CAGR (%)
61%
63%
37%
28%
22%
28%
11%
33%
36%
13%
25%
(8)%
15%
17%
13%
Median: 18%
Median: 15%
33%
25%
22%
21%
19%
17%
16%
14%
13%
19%
17%
16%
14%
14%
12%
TDCX
Telus Int'l
TaskUs
WNS
Tele-performance
EXLService
Genpact
TTEC
Concentrix
Accenture
EPAM
Cognizant
Globant
Capgemini
Endava
CX Centric
ITO Centric

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Frost & Sullivan.
Note: EBITDA and EBITDA Margin are non-IFRS measures that should not be considered in isolation or as a substitute for financial results reported under IFRS. Similarly titled non-IFRS measures may be calculated differently by or for different companies. Charts only include companies with publicly available financials.
[1] EBITDA is defined as profit for the period before interest expense, interest income, income tax expense and depreciation expense.
[2] EBITDA margin is defined as EBITDA as a percentage of revenue for the period.

14

HIGH VALUE, HIGH GROWTH


FY20
EBITDA per
Average
Employee[1]
(US$'000)
High value,
Low growth
High value,
High growth
Low value,
Low growth
Low value,
High growth
18
16
14
12
10
8
6
4
2
0
0%
10%
20%
30%
40%
50%
60%
70%
80%
FY18-20
Revenue
CAGR (%)
Accenture
Capgemini
EPAM
Cognizant
Globant
Endava
Telus Int'l
TDCX
Genpact
EXLService
WNS
TTEC
Teleperformance
TaskUs
Concentrix
CX Centric
ITO Centric

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Frost & Sullivan.
Note: FX rate of 1 US$ = 1.344 SG$, 1 US$ = 0.8175 EUR and 1 US$ = 0.7324 GBP assumed in converting financials from Singapore dollar, Euro dollar and Pounds to US dollar. EBITDA per Employee is a non-IFRS measure that should not be considered in isolation or as a substitute for financial results reported under IFRS. Similarly titled non-IFRS measures may be calculated differently by or for different companies. Charts only include companies with publicly available financials.
[1] Average number of employees at the beginning and end of respective FY2020 periods as disclosed in company filings.

15

02. TDCX IS WELL-POSITIONED TO CAPITALIZE ON INDUSTRY TRENDS 1602. TDCX IS WELL-POSITIONED TO CAPITALIZE ON INDUSTRY TRENDS 16

HOW IS TDCX AN ENABLER FOR NEW ECONOMY CLIENTS? We Offer Differentiated Solutions Tailored to Meet Complex Requirements TDCX Philippines New Economy Clients’ Requirements TDCX’s Differentiated Solutions TDCX Singapore Digital service support for • Vertical expertise online advertising and • Complex digital offerings complex customer care TDCX Malaysia TDCX Thailand Ability to adapt to fast • Cultural alignment with technology clients evolving operating landscape • Strong Southeast Asia footprint Ability to serve local needs • Multilingual capabilities on a global scale • Network effect to expand client coverage and service offerings globally TDCX Thailand 17HOW IS TDCX AN ENABLER FOR NEW ECONOMY CLIENTS? We Offer Differentiated Solutions Tailored to Meet Complex Requirements TDCX Philippines New Economy Clients’ Requirements TDCX’s Differentiated Solutions TDCX Singapore Digital service support for • Vertical expertise online advertising and • Complex digital offerings complex customer care TDCX Malaysia TDCX Thailand Ability to adapt to fast • Cultural alignment with technology clients evolving operating landscape • Strong Southeast Asia footprint Ability to serve local needs • Multilingual capabilities on a global scale • Network effect to expand client coverage and service offerings globally TDCX Thailand 17

FLEXIBLE, SCALABLE AND RELIABLE TECHNOLOGIES TO DELIVER CUSTOMIZABLE SOLUTIONS

Proprietary technologies

flash

FLASH

- ✓ In-house 360-degree human capital and experience management suite
- ✓ **Drives efficiency** within key human resources functions and processes
- ✓ Flash Hire: Highly customized remote video-based recruitment platform

FALCONEYE

- ✓ **Full-service remote working platform**
- ✓ Easier, more secure and more efficient way for agents to work from home
- ✓ Combines virtual help desk, algorithm configuration and other performance tools with people management and data security tools

TDCX MOBILE DASHBOARD APP

- ✓ Easy and efficient access to key metrics for client campaigns on the go
- ✓ **Interactive dashboard** to analyse campaign metrics
- ✓ Multichannel access from phone / tablet

VIDEO CHAT PLATFORM

- ✓ Browser-based video support platform
- ✓ Hyperlink technology for quicker setup and authentication
- ✓ **Reduces need for sending technicians physically** to check problems

Selected licensed and other third-party technologies

Omnichannel Customer Experience	twilio, ASTERNIC, NICE®, VICIdial, AVAYA, ASPECT, Zendesk, nexmo
Automation, AI, Analytics	AUTOMATION ANYWHERE, Google Cloud
Human Capital Management	SAP SuccessFactors, SYNC PAY

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.

18

DYNAMIC AND HIGHLY EXPERIENCED MANAGEMENT TEAM

COMBINING GLOBAL EXPERTISE WITH LOCAL INSIGHTS, WITH AN AVERAGE OF OVER 15 YEARS OF RELEVANT INDUSTRY EXPERIENCE

CORPORATE



Laurent Junique
Executive Chairman & CEO

- ✓ Founder of TDCX
- ✓ 25+ years in outsourcing expertise
- ✓ 2018 EY Entrepreneur of the Year – Outsourced Solutions



Tze Neng Chin
CFO

- ✓ 13+ years in Outsourcing Industry
- ✓ CPA (Australia) and CA Malaysia)



Edward Goh
EVP Corp. Development

- ✓ 15+ years advising business owners
- ✓ Extensive experience in Capital Markets and M&A



Andy Cranshaw
SVP Learning & Development

- ✓ 25+ years in Outsourcing Industry
- ✓ Former Director of Southeast Asia for COPC
- ✓ Founding member of CCAS Malaysia



Michael Pan
SVP Digital Innovation

- ✓ 15+ years in Digital Marketing and Digital Innovation



Meera Karmakar
General Counsel

- ✓ 38+ years in-house legal counsel
- ✓ LLB (Hons), Law
- ✓ Admitted in Singapore
- ✓ Previously in-house counsel at Singapore Airlines Limited



Wong Ping Soon
Group Internal Audit Director

- ✓ 15+ years of experience in financial and compliance



Lim Chee Gay
EVP Group Chief Human Resources Officer

- ✓ 20+ years in HR, IT, manufacturing and supply chain

COUNTRY / AREA



Angie Tay
Group COO / EVP Singapore & Thailand

- ✓ 20+ years in Outsourcing Industry
- ✓ Vice Chair of CCAS Singapore
- ✓ Certified COPC Coordinator



Byron Fernandez
Group CIO / EVP Malaysia & India

- ✓ 20+ years in Outsourcing Industry
- ✓ Certified COPC Implementation Leader



Ricart Valvekens
EVP Philippines & the Americas

- ✓ 15 years in CX and Outsourcing Industry



Tony Bruno
EVP North Asia & Business Strategy

- ✓ Previously head of International Operations at 24/7 Intouch and Executive Director of PCCW Teleservices



Sophie Chelmick
SVP Spain & Romania

- ✓ Previously Business Unit Director for Key European Accounts for CPM International

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021, Company Website.

19

03. FINANCIAL HIGHLIGHTS 2003. FINANCIAL HIGHLIGHTS 20

AGENTS GROWING, REVENUE PER AGENT GROWING

Number of Agents[1]



Revenue per Agent (US$'000)[2]
36.4
39.8
40.1
20.1
20.5
FY18-20 CAGR: 41%
1H20-1H21 Growth: 34%
4,608
7,213
9,128
7,473
10,020
FY18
FY19
FY20
1H20
1H21

Commentary

- Strong growth in number of agents and revenue per agent driven by
  - Expanding relationships with existing clients
  - Attracting new multinational clients who are capable of engaging us across multiple jurisdictions and utilizing a wider range of our services
  - Maximizing employees' ability to deliver value to clients through high-value work

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar.
[1] As of end of the year indicated except 1H21 which is as of June 30, 2021 and 1H20 which is as of June 30, 2020.
[2] Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period.

21

ROBUST REVENUE GROWTH ACROSS SERVICE OFFERING AND GEOGRAPHIES

Revenue Breakdown by Service (US$mm)

Revenue Growth Driven by CX Solutions



FY18 – FY20
CAGR: 55%
1H20 – 1H21
Growth: 20%
135
11
32
89
246
46
35
162
323
60
49
211
156
29
22
103
187
32
35
117
FY18
FY19
FY20
1H20
1H21
Total
1
Other service fees
Content monitoring and moderation
Sales and digital marketing

Revenue Breakdown by Geography (US$mm)

Diversified Across Geographies[3]



FY18 – FY20
CAGR: 55%
1H20 – 1H21
Growth: 20%
135
10
36
37
48
246
31
62
63
72
323
40
84
81
90
156
19
42
37
42
187
24
48
48
51
FY18
FY19
FY20
1H20
1H21
Singapore
Philippines
Malaysia
Thailand
Japan
China
Spain 2

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar.
[1] Other service fees (1%) includes revenues classified in the Consolidated Financial Statements as workspace, payroll outsourcing and other services.
[2] No revenue in Spain in FY18 because the Spain office was opened towards the end of 2018.
[3] TDCX entered into the first MSA to provide services from the Colombia office in July 2021. As of June 30, 2021, TDCX had not yet commenced operating any campaigns.

22

CAREFULLY MANAGED OPERATING COST BASE Operating Costs as a % of Revenue (%) FY18-20 Total Operating 104 184 248 122 146 Cost (US$mm) CAGR: 55% 90.0% 78.5% 77.9% 1H20-1H21 76.9% 76.7% 74.9% 80.0 % Growth: 19% 7.5% 7.9% 7.1% 7.6% 7.4% 70.0% 60.0% 50.0% 40.0% 61.8% 30.0% 60.3% 59.3% 60.3% 57.5% 20.0% 10.0% 0.0 % FY18 FY19 FY20 1H20 1H21 Employment Rental and Recruitment Transport and Telecommunication Other Depreciation Benefits Expense Maintenance Expense Travelling and Technology Operating Expense Expense Expense Expense Expenses Commentary • Employee Benefits Expense is the largest contributor to operating costs, representing 60.3%, 57.5%, 59.3%, 60.3% and 61.8% of total revenue in FY18, FY19, FY20, 1H20 and 1H21 respectively — Employee salaries and benefits expenses in all of the countries in which TDCX operates have increased over recent years as a result of economic growth, increased demand for business services and increased competition for trained and talented employees — Expected to increase in the future as we grow our business and the number of employees — Wages vary by type of service provided and the skill set required — Employee benefits expense increased in 1H21 compared to 1H20 as a result of COVID-19 related allowances and compensation introduced in 1H20 Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. 23CAREFULLY MANAGED OPERATING COST BASE Operating Costs as a % of Revenue (%) FY18-20 Total Operating 104 184 248 122 146 Cost (US$mm) CAGR: 55% 90.0% 78.5% 77.9% 1H20-1H21 76.9% 76.7% 74.9% 80.0 % Growth: 19% 7.5% 7.9% 7.1% 7.6% 7.4% 70.0% 60.0% 50.0% 40.0% 61.8% 30.0% 60.3% 59.3% 60.3% 57.5% 20.0% 10.0% 0.0 % FY18 FY19 FY20 1H20 1H21 Employment Rental and Recruitment Transport and Telecommunication Other Depreciation Benefits Expense Maintenance Expense Travelling and Technology Operating Expense Expense Expense Expense Expenses Commentary • Employee Benefits Expense is the largest contributor to operating costs, representing 60.3%, 57.5%, 59.3%, 60.3% and 61.8% of total revenue in FY18, FY19, FY20, 1H20 and 1H21 respectively — Employee salaries and benefits expenses in all of the countries in which TDCX operates have increased over recent years as a result of economic growth, increased demand for business services and increased competition for trained and talented employees — Expected to increase in the future as we grow our business and the number of employees — Wages vary by type of service provided and the skill set required — Employee benefits expense increased in 1H21 compared to 1H20 as a result of COVID-19 related allowances and compensation introduced in 1H20 Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. 23

STRONG AND GROWING PROFITABILITY

EBITDA[1] (US$mm)



EBITDA Margin² (%)
30.6%
32.7%
32.9%
31.1%
31.1%
FY18 – FY20 CAGR: 61%
1H20 – 1H21 Growth: 20%
41
80
106
48
58
FY18
FY19
FY20
1H20
1H21

Profit for the period (US$mm)



Profit for the period Margin³ (%)
21.0%
22.2%
19.8%
18.4%
17.8%
FY18 – FY20 CAGR: 50%
1H20 – 1H21 Growth: 16%
28
55
64
29
33
FY18
FY19
FY20
1H20
1H21

Commentary

- Strong profitability with **Industry leading EBITDA margins** resulting from:
  - — Focus on high-growth CX segment
  - — Strong exposure to New Economy clients
  - — Focus on complex offerings
  - — Regionalization of operations underpinned by multilingual hubs
  - — >90% of agents based in Southeast Asia

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar.
[1] EBITDA is defined as profit for the period before interest expense, interest income, income tax expense and depreciation expense.
[2] EBITDA margin is defined as EBITDA as a percentage of revenue for the period.
[3] Profit for the period margin is defined as profit for the period as a percentage of revenue for the period.

24

PRUDENT LEVERAGE POLICIES Low Levels of Debt with Sufficient Debt Headroom to Capitalize on Future Growth Opportunities 1 Total Debt (US$mm) and Leverage Ratios (x) 35 0 2. 0x 1. 5x 30 0 1. 0x 0.6x 0.3x 25 0 0.3x 0. 5x 215 – 20 0 0.1x (0.0x) (0.1x) (0.5x) 15 0 (1.0x) (1.5x) 10 0 (2.0x) 50 30 26 23 (2.5x) - (3.0x) FY18 FY19 FY20 1H21 1 2 Total Debt to EBITDA Net Debt / (Cash) to EBITDA US$188mm term loan credit facility agreement entered into in March 2021 to be repaid in full from the proceeds of the offering Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. EBITDA and EBITDA Margin are non-IFRS measures that should not be considered in isolation or as a substitute for financial results reported under IFRS. 1 Total debt refers to bank loans. 2 Net debt / (cash) is calculated based on total debt subtracted by cash and cash equivalents. 25PRUDENT LEVERAGE POLICIES Low Levels of Debt with Sufficient Debt Headroom to Capitalize on Future Growth Opportunities 1 Total Debt (US$mm) and Leverage Ratios (x) 35 0 2. 0x 1. 5x 30 0 1. 0x 0.6x 0.3x 25 0 0.3x 0. 5x 215 – 20 0 0.1x (0.0x) (0.1x) (0.5x) 15 0 (1.0x) (1.5x) 10 0 (2.0x) 50 30 26 23 (2.5x) - (3.0x) FY18 FY19 FY20 1H21 1 2 Total Debt to EBITDA Net Debt / (Cash) to EBITDA US$188mm term loan credit facility agreement entered into in March 2021 to be repaid in full from the proceeds of the offering Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. EBITDA and EBITDA Margin are non-IFRS measures that should not be considered in isolation or as a substitute for financial results reported under IFRS. 1 Total debt refers to bank loans. 2 Net debt / (cash) is calculated based on total debt subtracted by cash and cash equivalents. 25

KEY STRATEGIES TO ENSURE CONTINUED GROWTH Leverage network effects to expand client coverage and service offerings globally 1 Prudent expansion into new geographic markets 2 Enhance our human capital and reinforce our distinct corporate culture 3 Maintain operational efficiencies through streamlined operations 4 Prudent strategic acquisitions and opportunistic partnerships 5 26KEY STRATEGIES TO ENSURE CONTINUED GROWTH Leverage network effects to expand client coverage and service offerings globally 1 Prudent expansion into new geographic markets 2 Enhance our human capital and reinforce our distinct corporate culture 3 Maintain operational efficiencies through streamlined operations 4 Prudent strategic acquisitions and opportunistic partnerships 5 26

APPENDIX 27APPENDIX 27

QUALITY HUMAN CAPITAL

Delivering Superior Customer Experiences

Strong emphasis on human capital management which has been the key to talent retention and high service quality for our clients

13,308	>60%	TDCX: 24.8%	vs.	APAC Industry: 30-34%	89%
Total number of employees	are College or University graduates	2020 annual voluntary attrition rate[1]		Average annual attrition rate[3]	2021 Company-wide Employee Satisfaction Score[2]

- Culture & Diversity
- Talent Acquisition
- Core Values
- Dedicated Team
- Strategic Planning
- Smart & Friendly Analytics

Innovative Achievement in Growth – Silver Stevie Award
Awarded by Asia-Pacific Stevie Awards to Philippines office in 2021

Best Outsourced Contact Centre Of The Year (Above 100 Seats) – Gold Award
Awarded by 20th Contact Centre Association of Singapore International Contact Centre Awards to Singapore office in 2020

Best Employer Branding
Awarded by Asia Recruitment Award to Malaysia office in 2020

Best Companies to Work for In Asia 2020
Awarded by HR Asia Award Philippines / Thailand to Philippines & Thailand offices in 2020

Asia's Best Employer Brand Award
Awarded by World HRD Congress to our Singapore Office in 2018

Great Place to Learn Certification
Awarded by Great Place to Work Institute & SkillsFuture to Singapore office in 2020

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
[1] Measured by the number of employees that voluntarily left our Company in such period divided by the average number of employees in such period.
[2] Satisfaction score based on survey which monitors employee satisfaction by asking questions such as whether employees have received recognition for their work over the last seven days, whether employees have had opportunities to learn and grow and whether they have friends at work.
[3] Based on Frost & Sullivan interviews and industry estimates for APAC.

28

CLIENT CASE STUDY

New Economy Client

SITUATION	• Large online marketplace with global operations • Needed a partner who could keep up with their aggressive global scaling demands without compromising on quality of their customers' experience
SOLUTION	• Designed and developed scenario-based training programs for employees • Assigned appropriate campaign experts, including: — A Director of Operations and Director of Support to provide more controlled oversight — Designated business analytics experts to monitor and analyze customer trends and performance data and provide actionable insights geared towards process efficiency and innovation • Provide additional depth in our support to our customer experience offerings by hiring, training and managing highly skilled Mandarin-speaking agents as well as by implementing a dedicated support team to manage overflow of customer support tickets from the onshore support team

RESULT

	2015	2017	1H21
Geographic Coverage	Philippines	Philippines, Malaysia	Philippines, Malaysia, China, Japan
Service Offerings	Omnichannel CX Solutions	Omnichannel CX Solutions	> Omnichannel CX Solutions > Trust and safety verification of customers > Global quality and compliance audits
Scale (No. of FTEs)			



50
> 800
>2,500
2015
2017
1H21

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.

29

CLIENT CASE STUDY (CONT'D)

Search Engine Client

SITUATION	• Leading search engine company • We began providing digital sales and marketing services to our client's customers in Malaysia with <15 FTEs based in our Malaysia office in 2012
SOLUTION	• Delivered services beyond our client's expectation by routinely exceeding the minimum KPIs required under our agreements • Utilized FlashHire to evaluate >1,500 new employee candidates to help scale up project size within short time frame

RESULT

	2012	1H21
Geographic Coverage	Malaysia	Philippines, Singapore, Malaysia, China, Japan
Service Offerings / Customers Served	> Sales and Digital Marketing Services > Basic Customers	> Sales and Digital Marketing Services > Basic and Top-Tier (previously handled entirely in-house) Customers
Scale (No. of FTEs)	<15	>1,000

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.

30

FLASH: OUR 360-DEGREE HUMAN CAPITAL MANAGEMENT SUITE

flash

flash hire
Remote, video-based recruitment platform

flash coach
Document and monitor coaching sessions

flash learn
Detailed online learning and training program

flash game
Mobile application supporting engagement activities amongst staff remotely flash pulse
Engagement platform utilized to conduct weekly pulse checks

flash home
Human resources information system

flash pay
Online solutions supporting payroll services

flash chat
Online human resources chatbot

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.

31

SUMMARY FINANCIALS

Income Statement (US$mm)	FY2018	FY2019	FY2020	1H FY2020	1H FY2021
Revenue	**134.8**	**245.7**	**323.5**	**155.7**	**187.2**
Employment Benefits Expense	(81.4)	(141.3)	(192.0)	(93.9)	(115.6)
Rental and Maintenance Expenses	(2.0)	(6.9)	(7.9)	(4.4)	(4.2)
Recruitment Expense	(2.8)	(5.0)	(6.0)	(2.9)	(3.4)
Transport and Travelling Expense	(1.0)	(1.5)	(1.1)	(0.5)	(0.4)
Telecommunication and Technology Expense	(1.8)	(3.4)	(4.7)	(2.2)	(2.9)
Other Operating Expenses	(5.1)	(7.8)	(11.8)	(6.7)	(4.6)
Other Operating Income	0.4	0.5	5.6	2.9	2.0
Gain on Disposal of Subsidiary	-	-	0.5	0.5	-
Share of Profit from an Associate	-	-	0.1	-	0.0
EBITDA	**41.2**	**80.4**	**106.3**	**48.5**	**58.2**
Depreciation Expense	(9.6)	(18.3)	(24.6)	(11.6)	(14.8)
EBIT	**31.6**	**62.1**	**81.7**	**36.9**	**43.4**
Interest Expense	(0.8)	(2.2)	(2.3)	(1.1)	(2.8)
Interest Income	0.2	0.3	0.4	0.2	0.1
Profit Before Tax	**31.0**	**60.3**	**79.9**	**35.9**	**40.8**
Income Tax Expenses	(2.6)	(5.6)	(15.9)	(7.3)	(7.5)
Profit for the period	**28.3**	**54.7**	**64.1**	**28.7**	**33.3**

Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021.
Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar.

32

SUMMARY FINANCIALS (CONT’D) Summary Cash Flow Statement (US$mm) FY2018 FY2019 FY2020 1H FY2020 1H FY2021 Net Cash from Operating Activities 27.8 56.6 97.1 62.5 39.8 Net Cash used in Investing Activities (15.5) (20.6) (17.6) (5.4) (11.9) Net Cash used in Financing Activities (7.9) (27.3) (62.0) (1.5) (11.6) Net Increase in Cash and Cash Equivalents 4.3 8.8 17.5 55.6 16.3 Effects of Foreign Exchange Rate Changes on the Balance of (0.1) 0.1 0.3 0.5 (0.4) Cash Held in Foreign Currencies Cash and Cash Equivalents at the Beginning of Year 13.6 17.8 26.7 26.7 44.5 Cash and Cash Equivalents at the End of Year 17.8 26.7 44.5 82.9 60.4 Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. 33SUMMARY FINANCIALS (CONT’D) Summary Cash Flow Statement (US$mm) FY2018 FY2019 FY2020 1H FY2020 1H FY2021 Net Cash from Operating Activities 27.8 56.6 97.1 62.5 39.8 Net Cash used in Investing Activities (15.5) (20.6) (17.6) (5.4) (11.9) Net Cash used in Financing Activities (7.9) (27.3) (62.0) (1.5) (11.6) Net Increase in Cash and Cash Equivalents 4.3 8.8 17.5 55.6 16.3 Effects of Foreign Exchange Rate Changes on the Balance of (0.1) 0.1 0.3 0.5 (0.4) Cash Held in Foreign Currencies Cash and Cash Equivalents at the Beginning of Year 13.6 17.8 26.7 26.7 44.5 Cash and Cash Equivalents at the End of Year 17.8 26.7 44.5 82.9 60.4 Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. 33

RECONCILIATION OF EBITDA TO PROFIT FOR THE PERIOD Reconciliation of EBITDA (US$mm) FY2018 FY2019 FY2020 1H FY2020 1H FY2021 Profit for the Period 28.3 54.7 64.1 28.7 33.3 Adjustments: Depreciation Expense 9.6 18.3 24.6 11.6 14.8 Income Tax Expense 2.6 5.6 15.9 7.3 7.5 Finance Cost 0.8 2.2 2.3 1.1 2.8 Interest Income (0.2) (0.3) (0.4) (0.2) (0.1) EBITDA 41.2 80.4 106.3 48.5 58.2 Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. 34RECONCILIATION OF EBITDA TO PROFIT FOR THE PERIOD Reconciliation of EBITDA (US$mm) FY2018 FY2019 FY2020 1H FY2020 1H FY2021 Profit for the Period 28.3 54.7 64.1 28.7 33.3 Adjustments: Depreciation Expense 9.6 18.3 24.6 11.6 14.8 Income Tax Expense 2.6 5.6 15.9 7.3 7.5 Finance Cost 0.8 2.2 2.3 1.1 2.8 Interest Income (0.2) (0.3) (0.4) (0.2) (0.1) EBITDA 41.2 80.4 106.3 48.5 58.2 Source: Company F-1 Publicly Filed with SEC on 7 Sep 2021. Note: FX rate of 1 US$ = 1.344 SG$ assumed in converting financials from Singapore dollar to US dollar. 34

THANK YOU! 35THANK YOU! 35